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Craft Beer
Brothers Taphouse

Craft Beer, Wine and Cider Bar

2270 Nicolaus Rd Ste 112
Lincoln, CA 95648
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $5,000 invested.
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THE PITCH
Brothers Taphouse is seeking investment to complete our build out and purchase equipment.
Lease SecuredFirst Location
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HOW IT ALL STARTED...

Brothers Taphouse was born from the love of craft beer, wine and cider and the discussions of two brothers, Steve and Mike. Knowing they had a great idea, Jake and Andrea joined Brothers Taphouse to lend their knowledge and experience they had gained through owning and continuing to operate Infusion Taproom located in Twelve Bridges.

Brothers Taphouse is about bringing the community together and becoming family while enjoying each others company and drinking great beer, wine and cider.
Having secured the right location nestled amongst several neighborhoods will make Brothers Taphouse the ultimate location for old friends to gather and for new friends to begin their journies.
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COMMUNITY.

Brothers Taphouse is all about the community. We have strategically selected a location within the community to provide a craft beer, wine and cider bar so that people can gather and enjoy their favorite drink amongst their favorite people. You just belong here.

Over 12,000 residents are within a mile radius of Brothers Taphouse with no competition.
Craft beer is forecasted to have year over year increased sales through 2025 according to the National Brewery Association
The West side of Lincoln currently has no venues that offer direct competition to Brothers Taphouse.
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THE TEAM
Steve Jacobs
Managing Member

I have 26 years combined experience in customer service, customer support, sales, marketing and leadership. For the past 10 years I have served and continue to serve on multiple Board of Directors for local non-profit organizations. I served for 6 years in the Army Reserves with the 7th Psychological Operation Group. I currently reside in Lincoln, CA and I am an avid lover of craft beers.

Jake and Andrea Marshall
Members

We currently own and operate a successful Craft Beer, wine and cider bar in Twelve Bridges. We take pride in supporting and advocating for small businesses, bars and restaurants. We also successfully navigated the COVID-19 pandemic by keeping our business open and thriving.

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BROTHERS TAPHOUSE PARKING LOT VIEW

Outside of our location.

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BROTHERS TAPHOUSE
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This is the space we will be transforming into Brothers Taphouse

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build-Out $28,200
Mainvest Compensation $1,800
Total $30,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$613,200	$674,520	$721,736	$757,822	$780,556
Cost of Goods Sold	$350,400	$385,440	$412,420	$433,040	$446,030
Gross Profit	$262,800	$289,080	$309,316	$324,782	$334,526

EXPENSES

Rent	$52,956	$54,279	$55,635	$57,025	$58,450
Utilities	$18,000	$18,450	$18,911	$19,383	$19,867
Insurance	$8,400	$8,610	$8,825	$9,045	$9,271
Equipment Lease	$4,800	$4,920	$5,043	$5,169	$5,298
Repairs & Maintenance	$6,500	$6,662	$6,828	$6,998	$7,172
Legal & Professional Fees	$1,800	$1,845	$1,891	$1,938	$1,986
Operating Profit	$170,344	$194,314	$212,183	$225,224	$232,482

This information is provided by Brothers Taphouse. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Brothers Taphouse Presentation.ppsx
Investment Round Status
Target Raise $30,000
Maximum Raise $50,000
Amount Invested $0
Investors 0
Investment Round Ends September 13, 2021
Summary of Terms
Legal Business Name Brothers Taphouse LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $5,000 invested
1.7×
Investment Multiple 1.5×

Business's Revenue Share 1.8%-3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Financial Condition
No operating history

Brothers Taphouse LLC was established in March of 2021with the vision of of providing craft beer, wine and cider to the great people of Lincoln, CA in a part of town which is currently underserved and we are planning on opening this fall. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of 07/13/2021, Brothers Taphouse has debt of $20,000 outstanding and a cash balance of $38,321.97. This debt is sourced primarily from two promissory notes in the amount of $10,000.00 each and will be senior to any investment raised on Mainvest. In addition to the Brothers Taphouse's outstanding debt and the debt raised on Mainvest, Brothers Taphouse may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Brothers Taphouse to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Brothers Taphouse operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Brothers Taphouse competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Brothers Taphouse's core business or the inability to compete successfully against the with other competitors could negatively affect Brothers Taphouse's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Brothers Taphouse's management or vote on and/or influence any managerial decisions regarding Brothers Taphouse. Furthermore, if the founders or other key personnel of Brothers Taphouse were to leave Brothers Taphouse or become unable to work, Brothers Taphouse (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Brothers Taphouse and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Brothers Taphouse is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Brothers Taphouse might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Brothers Taphouse is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Brothers Taphouse

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Brothers Taphouse's financial performance or ability to continue to operate. In the event Brothers Taphouse ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Brothers Taphouse nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Brothers Taphouse will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Brothers Taphouse is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Brothers Taphouse will carry some insurance, Brothers Taphouse may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Brothers Taphouse could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Brothers Taphouse's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Brothers Taphouse's management will coincide: you both want Brothers Taphouse to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Brothers Taphouse to act conservative to make sure they are best equipped to repay the Note obligations, while Brothers Taphouse might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Brothers Taphouse needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Brothers Taphouse or management), which is responsible for monitoring Brothers Taphouse's compliance with the law. Brothers Taphouse will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Brothers Taphouse is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Brothers Taphouse fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Brothers Taphouse, and the revenue of Brothers Taphouse can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Brothers Taphouse to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Brothers Taphouse is a newly established entity and has no history for prospective investors to consider.

This information is provided by Brothers Taphouse. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Brothers Taphouse isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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